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                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                        AMERICAN I R TECHNOLOGIES INC.
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                               (Name of Issuer)

                                 COMMON STOCK
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                        (Title of Class of Securities)

                                 02672R 10 3
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                               (CUSIP Number)
                          MR. RON RYAN, PRESIDENT
                       AMERICAN I R TECHNOLOGIES INC.
                            3080 WEST POST ROAD
                           LAS VEGAS, NEVADA 89118
                               (702) 368-4571

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               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              November 21, 2000
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

                             CUSIP NO.   02672R 10 3

     GERALD S. PEATZ
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(1)  Names of Reporting Persons.     I.R.S. Identification Nos. of Above Persons
                                                                 (entities only)

     NOT APPLICABLE
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(2)  Check the Appropriate Box if a Member                        (a)  / /
       of a Group                                                 (b)  / /

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(3)  SEC Use Only

1,500,000 SHARES RECEIVED WHEN THE COMPANY WAS ORGANIZED IN THE STATE OF NEVADA AS A CORPORATE FOUNDER.
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(4)  Source of Funds

     N/A
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(5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)  / /

     UNITED STATES
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(6)  Citizenship or Place of Organization

Number of Shares                       (7)  Sole Voting Power
  Beneficially Owned                        1,500,000
  by Each Reporting                    -----------------------------------------
  Person With                          (8)  Shared Voting Power
                                            N/A
                                       -----------------------------------------
                                       (9)  Sole Dispositive Power
                                            1,500,000 shares of Common Stock
                                       -----------------------------------------
                                       (10) Shared Dispositive Power
                                            N/A
                                       -----------------------------------------

     1,500,000 SHARES OF COMMON STOCK
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     N/A
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     21.02% OF COMMON STOCK
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(13) Percent of Class Represented by Amount in Row (11)

     INDIVIDUAL
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(14) Type of Reporting Person

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ITEM 1.   SECURITY AND ISSUER

    This statement relates to the Common Stock, $.001 par value (the "Common Stock") and other securities of American I R Technologies Inc., a Nevada corporation which has its principal executive offices at 3080 West Post Road, Las Vegas, Nevada 89118.

ITEM 2.   IDENTITY AND BACKGROUND

    This statement relates to the securities of the Issuer that were acquired by Gerald S. Peatz, from American I R Technologies Inc., whose principal business is consumer electronic products that target the home health safety markets. Its business address is 3080 West Post Road, Las Vegas, Nevada 89118.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Gerald S. Peatz acquired 1,500,000 shares of the Common Stock, $.001 par value of the Issuer. The securities were acquired directly from the Issuer. The shares were acquired when the Company was organized in the State of Nevada as a corporate founder.

ITEM 4.   PURPOSE OF TRANSACTION

    The purpose of the acquisition of the securities of the Issuer by Gerald S. Peatz was primarily for investment purposes.

    (a) There are no tentative plans and proposals to issue additional securities of the Issuer in exchange for assets.

    (b) There are no current plans or proposals regarding an extraordinary transaction, such as a specific merger, reorganization, or liquidation involving the Issuer or its subsidiaries.

    (c) There are no current plans or proposals involving a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries.

    (d) There are no plans to change the total authorized number of directors on the Board of Directors, or to change their term of office.

    (e) There are no current plans or proposals to cause any material change in the present capitalization or dividend policy of the Issuer.

    (f) There are no current plans or proposals to make material changes in the Issuer's business or corporate structure.

    (g) There are no current plans or proposals to make any changes in the Issuer's charter, bylaws or similar instruments, or other actions that may impede the acquisition of control of the Issuer by any person.

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    (h)  There are no current plans or proposals  to cause the Common Stock of the Issuer to be delisted from the over-the-counter Electronic Bulletin Board market.

    (i) There are no current plans or proposals to cause the Common Stock of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.

    (j) There are no current plans or proposals regarding any action similar to those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

    (a) As of the date hereof, Gerald S. Peatz is the beneficial owner of 1,500,000 shares of the Common Stock of the Issuer.

    (b) Gerald S. Peatz has the sole power to vote and to dispose of the securities of the Issuer described herein.

    (c) No other purchases or sales of the Common Stock of the Issuer have been made by Gerald S. Peatz the past 60 days.

    (d) To the best knowledge of Gerald S. Peatz no other person or entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by him.

    (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) to the best his knowledge, concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies regarding the securities of the Issuer owned by Gerald
S. Peatz.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

    None.


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                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 17, 2001


                                          /s/ Gerald S. Peatz
                                       -----------------------------------------
                                                   Gerald S. Peatz










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